SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 11, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated  November 11, 2015 the Company reported that in compliance with the regulations in force, please regard the following information for the three-month periods ended September 30, 2015 and 2014 as duly received:

	09/30/2015	09/30/2014
In thousands of Pesos
Net Income/(Loss) (three-month period)	(361,760)	21,665
Gain / Loss attributable to:
Company’s shareholders	(292,151)	(122,005)
Non-controlling interests	(69,609)	143,670

Shareholders’ Equity:

Capital stock	495,015	487,929
Treasury shares	6,628	13,634
Comprehensive adjustment of capital stock	64,561	63,647
Comprehensive adjustment of treasury shares	864	1,778
Additional paid-in capital	659,464	773,079
Premium for trading of treasury shares	14,952	-
Cost of treasury shares	(32,198)	(87,074)
Share warrants		106,264
Changes in non-controlling interest	48,668	13,606
Conversion reserve	350,151	625,232
Reserve for share-based payments	83,719	82,097
Statutory reserve	-	81,616
Reserve for new projects	-	17,065
Special reserve	-	633,940
Reserve for purchase of securities issued by the Company	32,198	200,000
Retained earnings	(173,928)	(1,188,433)
Shareholders’ Equity attributable to controlling company’s shareholders	1,550,094	1,824,380
Non-controlling interest	2,258,916	2,593,976
TOTAL SHAREHOLDERS’ EQUITY	3,809,010	4,418,356

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 184,416,710 shares, accounting for 36.76% of the issued and subscribed capital stock.

In addition, we report that as of September 30, 2015, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 310,596,519 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.9% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended September 30, 2015:

•         Net loss for the first quarter of 2016 was ARS 361.8 million compared to income for ARS 21.7 million in the same period of 2015, mainly due to the change in the valuation method applied with respect to our subsidiary IRSA’s investment in IDB Development Corporation.

•         Profit from operations rose 12.5% in the quarter, mainly due to higher revenues and sales of investment properties derived from the urban segment, offset by lower profits from the agricultural segment.

•         During this quarter we made no sales of farmlands in the region.

•         We expect to plant approximately 176,000 hectares in the region.

•         Our subsidiary Brasilagro declared dividends for BRL 80.7 million (BRL/share 1.3977) that will become payable on November 13, 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 12, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets